As filed with the Securities and Exchange Commission on September 1, 2016

Registration No. 333-213043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Blackstone Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

BX REIT Advisors L.L.C.

Judy Turchin

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Andrew R. Keller Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-3577	Robert H. Bergdolt DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 Telephone: (919) 786-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-213043

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-213043) is filed pursuant to Rule 462(d) solely to add an exhibit not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.    Financial Statements and Exhibits.

(b) Exhibits: The following exhibit is filed as part of this Registration Statement.

Exhibit Number	Description

5.1	Opinion of Venable LLP as to Legality of Securities

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 1, 2016.

Blackstone Real Estate Income Trust, Inc.

By:	/s/ Frank Cohen
Frank Cohen Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on September 1, 2016.

Signature	Title

/s/ Frank Cohen Frank Cohen	Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Paul D. Quinlan Paul D. Quinlan	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)

* A. J. Agarwal	Director

* Wesley LePatner	Director

* Raymond J. Beier	Independent Director

* Richard I. Gilchrist	Independent Director

* Field Griffith	Independent Director

* Edward Lewis	Independent Director

*BY: /s/ Frank Cohen
Frank Cohen Attorney-in-fact

Exhibit Index

Exhibit Number	Description

1.1**	Form of Dealer Manager Agreement

1.2**	Form of Selected Dealer Agreement

3.1**	Articles of Amendment and Restatement

3.2**	Amended and Restated Bylaws

4.1**	Form of Share Repurchase Plan

4.2**	Form of Distribution Reinvestment Plan (included in Appendix B)

5.1*	Opinion of Venable LLP as to Legality of Securities

8.1**	Opinion of Simpson Thacher & Bartlett LLP as to Tax Matters

10.1**	Form of Advisory Agreement

10.2**	Form of BREIT Operating Partnership L.P. Partnership Agreement

10.3**	Form of Registration Rights Agreement

10.4**	Form of Escrow Agreement

10.5**	Form of Trademark License Agreement

10.6**	Form of Valuation Services Agreement

10.7**	Form of Indemnification Agreement

10.8**	Form of Independent Directors Restricted Stock Award Agreement

21.1**	Subsidiaries of Registrant

23.1**	Consent of Deloitte & Touche LLP

23.2**	Consent of Independent Valuation Advisor

23.3**	Consent of Venable LLP (included in Exhibit 5.1)

23.4**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

24.1**	Power of Attorney (included in signature page to the Registration Statement filed on August 9, 2016 and incorporated by reference herein)

*	Filed herewith.
**	Previously filed.